Exhibit 99.53
News Release
FOR IMMEDIATE RELEASE
Attention Business/Financial Editors and Analysts
NOTICE OF CONFERENCE CALL & MEDIA ADVISORY
THERATECHNOLOGIES ANNOUNCES A PARTNERSHIP AGREEMENT
Montréal, Canada — December 5, 2010 — Theratechnologies (TSX:TH) advises of an upcoming conference call and webcast to discuss the signing of a partnership agreement for EGRIFTA®. The call will be moderated by Dr. Andrea Gilpin, Vice President, IR & Communications, at Theratechnologies. Mr. John-Michel T. Huss, President and CEO, will lead the call and Mr. Luc Tanguay, Senior Executive Vice President and Chief Financial Officer, will also be participating. The conference call will take place tomorrow, Monday, December 6, at 8:30 a.m. (Eastern Standard Time). Prior to the call, a press release will be issued at approximately 8:00 a.m.
December 6, 2010 Conference Call and Webcast
For the conference call, interested participants are asked to dial the following numbers:
1-416-981-9000 or 1-800-785-6380 (toll free). Please call five minutes prior to the conference in order to ensure your participation. You can access the webcast at the following links: http://www.gowebcasting.com/2144 and www.theratech.com.
A replay of the conference call will be available from December 6, 2010 at 10:30 a.m. to December 20, 2010 at 11:59 p.m. at the following number: 416-626-4100, pass code 21495399 or 1-800-558-5253, code 21495399 #. The webcast will be posted for 15 days at the following links: http://www.gowebcasting.com/2144 and www.theratech.com.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides. The Company targets unmet medical needs in specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced product, tesamorelin, an analogue of the human growth hormone releasing factor, was recently approved by the U.S. Food and Drug Administration as the first and only treatment for excess abdominal fat in HIV-infected patients with lipodystrophy. Tesamorelin is being exclusively commercialized in the U.S. by EMD Serono under the brand name EGRIFTA®.
Contact:
Andrea Gilpin
VP, IR & Communications
Theratechnologies Inc.
514 336-7800, ext. 205
communications@theratech.com
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2A4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com